Subject: SideChannel Notice of Withdrawal of Offer to Exchange Warrants for Common Stock
Date: Thursday, November 2, 2023 at 2:22:15 PM Pacific Daylight Time
From: Ryan Polk
To: Warrant Holder

On November 1, 2023, the Expiration Date of the Offer to Exchange, SideChannel decided to withdraw the Offer to Exchange because it failed to meet the requirement that all Warrants must be tendered by all eligible holders of the Warrants. SideChannel chose to not waive this all or nothing requirement.

You submitted a Letter of Transmittal stating that you wanted to accept the Offer to Exchange. Our decision to withdraw the offer means that you will not be receiving shares of Common Stock. You will be retaining your original $0.36 warrants that expire in April 2026.

As such, you will receive an email from DocuSign containing a Notice of Withdrawal for your signature that needs to be completed.

Please contact me with any questions.

Regards,

Ryan Polk